Exhibit (a)(5)(ii)

Limited Brands, Inc. Stock Tender Offer/Special Dividend

Questions and Answers

1.	What is Limited Brands announcing with regard to its stock?

Limited Brands has announced a tender offer with the intention of purchasing $2 billion of our stock (also called a share repurchase).

In addition, Limited Brands announced the intent to declare a special dividend of $500 million in the aggregate, subject to applicable legal requirements. This dividend will be decided shortly after the close of the tender offer.

2.	What is a tender offer?

Tender means offer to sell; therefore, a tender offer simply means that if you own shares of Limited Brands, Inc. stock, you have the opportunity to tender (offer to sell) your shares of Limited Brands, Inc. stock back to Limited Brands. It is completely your choice whether or not to tender your shares.

3.	What is a special dividend?

A dividend is a payment, usually in cash, made by a company to a stockholder. Limited Brands pays a regular dividend of $.12 per share, per quarter to stockholders. Today, Limited Brands announced that, subject to applicable legal requirements, shortly after completion of the tender offer, it intends to declare a special dividend of $500 million in the aggregate, as an element of its overall plan to return $2.5 billion to stockholders. If Limited Brands is unable to purchase $2 billion of shares in the tender offer, it will consider, in its sole discretion, various other options for the cash, including, among other things, additional share repurchases or an increase in the special dividend. The amount of the dividend and the record date will be set at the time the dividend is declared. This dividend would be in addition to regular quarterly dividends paid by Limited Brands.

4.	Why is Limited Brands doing this?

Our business has evolved significantly over the past several years. Ten years ago, we were primarily an apparel retailer. Today, we are predominantly an intimate apparel, personal care and beauty products company with a steadily decreasing reliance on the apparel segment of our business.

After evaluation of our current business, our financial condition, our capital spending and working capital needs, and our growth plans, our Board of Directors determined that a $2.5 billion return of capital to stockholders would be desirable and in the best interest of our stockholders. The Board further determined that this return would be effected by a repurchase of up to $2 billion of our shares through a tender offer and a post-tender offer special dividend of $500 million in the aggregate.

The tender offer and the special dividend are intended to achieve multiple objectives, including demonstrating Limited Brands’ confidence in the business, providing value to continuing stockholders, providing an opportunity for Limited Brands stockholders who wish to receive cash for their shares, and establishing a capital structure that is appropriate for our current business.

5.	What happens if Limited Brands is unable to purchase $2 billion of shares in the tender offer?

The tender offer is an element of Limited Brands’ overall plan to return approximately $2.5 billion of capital to its stockholders. Shortly after the completion of the tender offer, Limited Brands intends to declare a special dividend of approximately $500 million in the aggregate, subject to legal requirements. If Limited Brands is unable to purchase $2 billion of shares in the tender offer, it will consider, in its sole discretion, various other options for the cash, including, among other things, additional share repurchases or an increase in the special dividend. The amount of the dividend and the record date will be set at the time the dividend is declared.

6.	How long do I have to decide what I want to do?

You may tender your shares until the tender offer expires. The tender offer will expire on Thursday, November 4, 2004, at 12:00 Midnight, New York City time, unless we extend the tender offer. If you hold shares through the Savings and Retirement Plan (SARP) or the Associate Stock Purchase Plan (ASPP), your deadline under those plans is 3 p.m. New York City time on November 1, 2004. If you intend to exercise stock options in order to tender shares in the tender offer, you will need to exercise your options by 3 p.m. New York City time on November 1, 2004, in order to obtain shares to tender by November 4, 2004. PLEASE NOTE: If you exercise such options after Thursday, October 28, 2004, then in order to allow sufficient time for shares to be tendered by the expiration date, you must either (1) exercise by cashless hold, or (2) provide payment to your broker or Merrill Lynch by wire transfer and accept shares by electronic delivery to your broker or Merrill Lynch.

7.	How do I tender (offer to sell) my shares?

You will receive a tender offer package that will provide you with the complete details of the tender offer and instructions on how to tender your shares if you wish to do so. Remember that if you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

8.	What will happen if I want tender shares that I own in the Savings and Retirement Plan?

If you have shares of Limited Brands stock in your Savings and Retirement Plan (SARP) account, you will have the opportunity to tender those shares. You will receive a package at your home next week from Limited Brands, Inc. Savings and Retirement Plan (SARP)—American Express. The material in the package will explain your choices in detail and give you instructions on how to tender your shares if you wish to do so. If you choose to tender, the money from the sale of your shares would not be distributed to you, but would remain in your SARP account to be reinvested based on the elections you have made for the investment of future contributions. If you would like to change your future investment elections, you may do so by calling the SARP Line at (800) 525-SARP (7277).

If you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

9.	What will happen if I want to tender shares that I own through the Associate Stock Purchase Plan?

If you have shares of Limited Brands stock in your Associate Stock Purchase Plan (ASPP), you will receive a package at your home next week from Limited Brands, Inc. Associate Stock Purchase Plan (ASPP)—Computershare. The material in the package will explain your choices in detail and give you instructions on how to tender your shares if you wish to do so. If you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

10.	What happens if I want to tender vested stock options?

If you have been granted stock options and any of those options have vested, you will receive a package at your home next week from Limited Brands, Inc. Central Compensation outlining what you should do if you choose to exercise any or all of your vested options in order to tender your shares. It also will provide you with information regarding who to call should you have any questions. Remember that if you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

11.	How do I know how many shares I actually own and can tender?

If you hold shares outright, through the SARP and/or through the ASPP, you will be receiving detailed information at home regarding the tender offer and how to find out how many shares you own. If you own shares through more than one plan or brokerage account you will receive multiple packages; therefore, it is important that you read each package in detail. If you have been granted stock options and any of those options have vested, the package that you will be receiving will provide information regarding the number of vested options available for exercise and subsequent tender.

12.	Who can I talk to for more information about what this all means to me?

If you own shares, we recommend that you wait until you receive your tender offer package(s) in the mail and have had an opportunity to review the details of the tender offer. Then, if you have questions regarding your personal situation and how the tender offer impacts the various plans through which you may hold Company stock, beginning Friday, October 8, you may call:

•	Regarding stock options: call Merrill Lynch at (614) 225-3194, if calling from Columbus, Ohio; or (800) 216-1606 toll-free if calling from outside Columbus, Ohio; or contact your own broker if applicable

•	Regarding shares owned through the Associate Stock Purchase Plan: call Computershare at (866) 396-1501

•	Regarding shares owned through SARP: call The SARP Line at (800) 525-7277

•	Regarding shares owned by you not held in any plans: D.F. King & Co., Inc. at (888) 628-8208

Representatives will be available at these numbers to answer associate questions from 8 a.m. through 7 p.m. New York City time Monday through Friday.

13.	What price will I get for shares that I sell?

Limited Brands will use a process called a modified “Dutch Auction.” Under this process, you may specify the minimum price at which you are willing to sell your shares (not greater than $25.00 nor less than $21.75 per share). After taking into account the number of shares tendered and the prices specified by tendering stockholders, Limited Brands will select the lowest price within the stated range that will allow it to purchase $2 billion of its common stock, assuming that a sufficient number of shares are tendered.

If you tender (offer to sell) your shares at or below the purchase price selected by Limited Brands in the tender offer, then you will receive the purchase price for each share that is purchased (all shares purchased by Limited Brands in the tender offer will be purchased at the same price, even if you indicated you were willing to sell your shares for less than the purchase price).

14.	How many shares will Limited Brands purchase?

Limited Brands will purchase 80,000,000 shares in the tender offer, or such lesser number of shares as are properly tendered and not withdrawn. The 80,000,000 shares represent approximately 17% of its outstanding common stock as of October 1, 2004. If more than 80,000,000 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which will be purchased on a priority basis. The tender offer is not conditioned on any minimum number of shares being tendered.

Limited Brands goal is to purchase up to $2 billion of its shares in the tender offer. In the event the final purchase price is less than the maximum price of $25.00 per share and more than 80,000,000 shares are tendered in the tender offer at or below the purchase price, Limited Brands intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it repurchases up to $2 billion of its shares. By way of example, if the final purchase price is the minimum purchase price of 21.75, Limited Brands intends to purchase up to an additional 9,438,333 of its outstanding shares to the extent tendered in the tender offer. Limited Brands also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal requirements.

15.	Will all the shares I tender at or below the purchase price be purchased by Limited Brands?

If at the end of the tender period less than 80,000,000 shares have been tendered (offered to be sold) at or below the purchase price, then Limited Brands will purchase all shares properly tendered (and no proration will apply). If at the end of the tender period more than 80,000,000 shares have been tendered (offered to be sold) at or below the purchase price, then the number of shares purchased by Limited Brands will be prorated. For example, if 80,000,000 shares are sought by Limited Brands and 160,000,000 shares are tendered at or below the purchase price by stockholders, then 50% of what each stockholder offered to sell at or below the purchase price will actually be bought. So, in this instance, if you tendered 1,000 shares, 500 of those would be purchased by Limited Brands.

16.	Can the tender offer be extended, amended or terminated, and under what circumstances?

Limited Brands can extend or amend the tender offer at its sole discretion. If Limited Brands extends the tender offer, it will delay the acceptance of any shares that have been tendered. Limited Brands can terminate the tender offer under certain circumstances.

17.	How will I be notified if Limited Brands extends the offer or amends the terms of the tender offer?

Limited Brands will issue a press release by 9:00 a.m., New York City time, no later than the business day after the previously scheduled expiration date if it decides to extend the tender offer. Limited Brands will announce any amendment to the tender offer by making a public announcement of the amendment.

18.	Will I have to pay brokerage fees and commissions if I tender my shares?

If you are a holder of record of your shares or hold your shares through the ASPP or the SARP and you tender your shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your shares through a broker, bank or other nominee and your broker tenders shares on your behalf, your broker may charge you a fee for doing so. We urge you to consult your broker or nominee to determine whether any charges will apply.

19.	Will I have to pay any taxes if I decide to sell some of my shares?

The receipt of cash for your tendered shares will generally be treated for United States federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a dividend. We encourage you to review the tender offer package(s) mailed to your home and talk to your tax advisor about your personal situation.

20.	What if I own fewer than 100 shares?

Special procedures will apply to tendering stockholders who own less than 100 total shares. The tender offer package will explain these procedures.

21.	What if I want to conditionally tender shares?

Special procedures will apply to tendering stockholders who conditionally tender their shares. The tender offer package will explain these procedures.

22.	How do I maximize the chance that Limited Brands will purchase my shares?

If you want to maximize the chance that Limited Brands will purchase your shares, instead of specifying a price at which you tender (offer to sell) your shares, you may tender your shares at whatever purchase price Limited Brands determines through the “Dutch Auction” process described above. This election will cause you to receive a price per share as low as $21.75 or as high as $25.00 per share.

You will need to read your tender materials carefully to ensure you comply with them and respond by the deadline outlined in each package.

23.	When will I know how many of my shares have been sold?

Limited Brands will distribute a news release announcing the preliminary results of the tender offer, including the preliminary proration information, if applicable, promptly after the end of the tender period. Then, within five to seven business days, Limited Brands will distribute a news release announcing the final results of the tender offer, including the prorated percentage of shares purchased, if applicable. Copies of these news releases will be made available to associates and posted on LimitedBrands.com.

24.	If I decide to sell, when will I get my money?

If you decide to sell, the purchase price for the shares you tendered and accepted by Limited Brands will be paid to you, or re-invested in your SARP account, promptly after it has been determined what percentage of the total number of shares tendered will be purchased by Limited Brands.

25.	What if I do not want to sell?

If you do not want to sell your shares, do nothing.

26.	If I decide not to tender, how will the tender offer affect my shares?

Those who elect not to tender will have a greater percentage ownership following the tender offer and thus a greater stake in the Company’s future results, opportunities and risks. In addition, the special dividend will provide value to stockholders who do not wish to tender.

27.	Will associates who own shares outright, through the Savings and Retirement Plan (SARP) and/or through the Associate Stock Purchase Plan (ASPP) benefit from a special dividend?

All associates who own shares—either outright, through the Savings and Retirement Plan (SARP) and/or through the Associate Stock Purchase Plan (ASPP)—will benefit from the dividend for all shares owned at the time the dividend is offered.

28.	If I tender my shares, will I receive the special dividend?

If you tender your shares, you will not be entitled to receive the special dividend or other future distributions with respect to any shares Limited Brands purchases. Stockholders of record at the time the dividend is declared will be entitled to their pro rata share.

29.	What happens to stock options if there is a special dividend?

In the event that Limited Brands pays the special dividend, the Compensation Committee of Limited Brand’s Board of Directors has indicated that outstanding stock options under Limited Brand’s stock-based associate plans will be adjusted accordingly. Associates who currently have vested stock options will be receiving a tender offer package in the mail next week which will include a letter explaining the formula for and an example of how options will be adjusted if Limited Brands pays a special dividend.

In the event Limited Brands pays the special dividend, associates with stock options at that time will receive a personalized communication following the dividend date explaining the formula for the adjustment and the impact of the dividend on their outstanding stock options. Payment of the dividend would not affect the vesting schedule for outstanding stock options.

30.	Does Limited Brands have a recommendation about what I should do?

The Board of Directors of Limited Brands has approved the tender offer. However, neither Limited Brands nor the Board of Directors makes any recommendation to you as to whether you should tender your shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered.

ADDITIONAL LEGAL INFORMATION:

This document is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Limited Brands’ common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Limited Brands will distribute to its stockholders. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Limited Brands is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at (888)-628-8208.